IntelliPharmaCeutics International Inc.
Contact: Graham Neil
Investor Relations
30 Worcester Road
Toronto,  M9W 5X2
tel:  416-798-3001 fax:  416-798-3007
www.intellipharmaceutics.com / investors@intellipharmaceutics.com

FOR IMMEDIATE RELEASE

IntelliPharmaCeutics International Inc. Announces Third Quarter 2009 Results of IntelliPharmaCeutics Ltd.

Toronto, Ontario (November 12, 2009) -- IntelliPharmaCeutics International Inc. (NASDAQ:IPCI; TSX:I) today reported the results of operations for the three and nine months ended September 30, 2009 of IntelliPharmaCeutics Ltd., (the “Predecessor Company”) ..  The company is filing the September 30, 2009 financial statements of IntelliPharmaCeutics Ltd., in accordance with Section 4.10(2)(a) of 51-102 which provides that all financial statements be filed for all annual and interim periods ending before the date of the reverse takeover and after the date of the financial statements included in the information circular or similar document prepared in connection with the transaction.  All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The net loss for the third quarter of 2009 was $165,739, or $0.01 per common share, compared with a net loss of $915,596, or $0.05 per common share for the same period in 2008.  We incurred a net loss for the nine months ended September 30, 2009 of $963,411, or $0.06 per common share, compared with a net loss of $1,683,184, or $0.10 per common share for the same period in 2008.   The decreased loss for the three and nine months ended September 30, 2009 is due to initiatives taken by us to lower operating expenses. Cost reduction initiatives included a decrease in wages and benefits for both administrative and research and development staff as well as a reduction in overall staffing levels.

At September 30, 2009, our cash totaled $10,883, compared with $902,213 at December 31, 2008 and $25,518 at June 30, 2009.  Our net cash used in operating activities for the three and nine months ended September 30, 2009 has been offset by advances from Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers.

Corporate Update

•
On October 22, 2009 we announced the completion of our previously announced plan of arrangement with Vasogen Inc.. The shareholders of IntelliPharmaCeutics Ltd. and Vasogen Inc. approved this transaction at their respective shareholder meetings on October 19, 2009.  All court and regulatory approvals required to effect the arrangement have been received. The arrangement resulted in IntelliPharmaCeutics Ltd. and IntelliPharmaCeutics Corp. combining with 7231971 Canada Inc., a new Vasogen company that acquired substantially all of the assets of Vasogen Inc., including the $7.5 million in gross proceeds from its non-dilutive financing transaction with Cervus LP.   As a result of this transaction, former shareholders of IntelliPharmaCeutics Ltd. own approximately 86% of the outstanding common shares of IPC and former shareholders of Vasogen Inc. own approximately 14% of the outstanding common shares of IPC.

•
In connection with the transaction that was completed on October 22, 2009 IntelliPharmaCeutics International Inc.  received approximately $10.0 million in Net Cash as defined in the arrangement agreement with Vasogen Inc.  that will be used to fund our operations and portfolio of NDA and ANDA products.

-more-

… page 2, November 12, 2009
IPC Overview

Using our proprietary technologies, our strategy involves the development of products for partners and the development and manufacture of our own proprietary products. Currently, we have 15 products in our pipeline at varying stages of development and regulatory review. Several of these product candidates have been partnered under drug development arrangements which have or provide for milestone and success fees, support for internal development costs, coverage of clinical trial costs, coverage of patent litigation costs, and royalties or profit sharing on product sales. We apply our proprietary delivery platform technology and expertise in pharmaceutics, drug delivery, and drug manufacture with the goal of minimizing the risk, time, and manufacturing cost of bringing the finished product to market.

Our lead products in the generic, controlled-release pharmaceutical category are Dexmethylphenidate XR (dexmethylphenidate hydrochloride), a generic version of Focalin XR®, which is an extended-release capsule for the treatment of Attention Deficit Hyperactivity Disorder, and Carvedilol CR (carvedilol phosphate), a generic version of Coreg CR®, which is an extended release capsule for the treatment of high blood pressure. In 2008, Focalin®, including Focalin XR®, had U.S. sales of approximately U.S. $350 million, and Coreg®, including Coreg CR®, had U.S. sales of approximately U.S. $300M million.

One of our key non-generic products is an abuse- and alcohol-resistant, controlled-release oral oxycodone formulation. This product is covered by pending patent applications for its novel ReXista™ abuse- and alcohol-resistant drug delivery technology. The product is a unique dosage form, designed to be resistant to abuse by oral ingestion when crushed or chewed, by injection when combined with solvents, and by nasal inhalation when crushed or powdered. The abuse of this important pain relief drug has been well documented over many years. In 2008, Oxycodone had U.S. sales of approximately U.S. $2 billion. The product is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs, such as hydromorphone.

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development, or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the “Risk Factors” section of our joint management information circular dated September 16, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and Management’s Discussion and Analysis for the three and nine months ended September 30, 2009, will be accessible on IntelliPharmaCeutics Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

…page 3, November 12, 2009

INTELLIPHARMACEUTICS LTD.
Interim Consolidated Balance Sheets
(Stated in U.S. dollars; Unaudited)

As at	September 30,2009	December 31,2008
Assets
Current assets:
Cash	$10,883	$902,213
Accounts receivable	20,526	40,182
Investment tax credits	1,612,094	871,784
Deferred costs	614,605	–
Prepaid expenses and sundry assets	60,736	77,197
	2,318,844	1,891,376

Property and equipment, net	970,734	1,134,648
	$3,289,578	$3,026,024
Liabilities and Shareholders' (Deficiency) Equity
Current liabilities:
Accounts payable	$829,618	$328,477
Accrued liabilities	530,966	315,864
Current portion of capital lease obligations	36,140	32,285
Deferred revenue	458,656	497,149
Due to related parties	2,303,258	925,830
	4,158,638	2,099,605
Capital lease obligations	18,280	39,305
Deferred revenue	1,152,016	1,470,189
	5,328,934	3,609,099

Shareholders' deficiency:
Capital stock
Authorized:
20,000,000 Special Voting Shares, $0.001 par value 40,000,000 common shares, $0.001 par value
Issued and outstanding:
10,850,000 Special Voting Shares (2008-10,850,000)	10,850	10,850
6,023,944 common shares (2008 - 6,023,944)	6,024	6,024
Additional paid-in capital	10,482,120	10,482,120
Accumulated other comprehensive income	(107,223)	385,647
Deficit	(12,431,127)	(11,467,716)
	(2,039,356)	(583,075)
	$3,289,578	$3,026,024

…page 4, November 12, 2009

INTELLIPHARMACEUTICS LTD.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Stated in U.S. dollars; Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Revenue:
Research and development	$125,590	$180,388	$468,422	$1,159,964
	$125,590	$180,388	$468,422	$1,159,964

Expenses:
Cost of Revenue	86,773	374,712	200,970	1,106,934
Research and development	156,583	82,254	816,599	242,985
Selling, general and administrative costs	238,012	363,554	560,159	740,965
Depreciation	98,480	132,965	300,129	465,265
	579,848	953,485	1,877,857	2,556,149
Loss before the undernoted	(454,258)	(773,097)	(1,409,435)	(1,396,185)
Foreign exchange gain (loss)	321,750	(136,681)	508,380	(296,982)
Interest income	49	12,153	1,566	70,454
Interest expense	(33,280)	(17,971)	(63,922)	(60,471)
Net Loss for the period	(165,739)	(915,596)	(963,411)	(1,683,184)
Comprehensive Items:
Foreign exchange translation adjustment	(324,720)	63,499	(492,870)	74,232
Comprehensive loss	$(490,459)	$(852,097)	$(1,456,281)	$(1,608,952)

Loss per share, basic and diluted	$(0.01)	$(0.05)	$(0.06)	$(0.10)
Weighted average number of common shares and Special Voting Shares outstanding, basic and diluted	16,873,944	16,873,944	16,873,944	16,873,944